SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

usell.com, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

917296204

 (CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 917296204	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS:
FROST GAMMA INVESTMENTS TRUST 46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	5	SOLE VOTING POWER:

		631,833 (1)
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH:		631,833 (1)

	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

631,833 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.28% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 528,601 shares of Common Stock held by Frost Gamma Investments Trust (the “Reporting Person”), of which Dr. Phillip Frost is the trustee. In addition, the Reporting Person holds shares of the Issuer’s Series E Preferred Stock which are convertible into an aggregate of 103,232 shares of Common Stock.

(2)	The calculation of the percentage is based on (i) 7,528,261 Common Shares outstanding as of November 14, 2014, as reported on the 10-Q filed on November 14, 2014 and (ii) 103,232 Common Shares issuable upon conversion of the Series E Preferred Stock held by the Reporting Person.

CUSIP No. 917296204	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer. usell.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

33 East 33rd Street, Suite 1101, New York, New York, 10016

Item 2(a).	Name of Person Filing.

Frost Gamma Investments Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard

Miami, Florida 33137

Item 2(c).	Citizenship.

The Trust is established in Florida

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

917296204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not Applicable

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

CUSIP No. 917296204	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 917296204	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015	Frost Gamma Investments Trust
/s/ Phillip Frost, MD
By: Phillip Frost, MD
Title: Trustee